COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Amounts in millions)


                                         2000           1999            1998
                                       -----------    -----------     ----------
Net Earnings (Loss)                        $148.5         $127.2         $(4.8)

Add (Deduct):
  Income taxes                               85.4           70.7           15.6
  Minority interest in earnings
   of consolidated subsidiaries               3.0            0.2            4.3
                                       -----------    -----------     ----------

Net Earnings as Defined                     236.9          198.1           15.1

Fixed Charges:
  Interest on debt                           40.7           27.4           21.2
  Interest element of rentals                 5.3            5.0            3.6
                                       -----------    -----------     ----------

Total Fixed Charges                          46.0           32.4           24.8

                                       -----------    -----------     ----------
Total Adjusted Earnings Available
  for Payment of Fixed Charges             $282.9         $230.5          $39.9
                                       ===========    ===========     ==========

Ratio of Earnings to Fixed Charges            6.2            7.1            1.6
                                       ===========    ===========     ==========


 For purpose of computing this ratio, "earnings" consist of (a) income from continuing operations before income taxes (adjusted for minority interest) and (b) "fixed charges" consist of interest on debt and the estimated interest portion of rents.